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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HRC Fund Associates LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street - 20th floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels	212-751-4422
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Scott Daniels</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>HRC Fund Associates LLC</u> , as of <u>December 31, 2018</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP
Title



<u>Notary Public</u>

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2018

HRC FUND ASSOCIATES, LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
HRC Fund Associates, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 14, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS	
Cash and cash equivalents	$ 2,168,287
Fees receivable	19,990
Fees receivable - affiliate	184,671
Prepaid expenses	44,381
	$ 2,417,329
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 103,336
Taxes payable	605,227
Due to affiliate	181,564
	890,127
Members' equity	1,527,202
	$ 2,417,329

See accompanying notes to financial statements.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 44 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. Fees receivable are written off when management determines the fees are not collectible. No allowance for doubtful accounts was required at December 31, 2018.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption e necessary.

Our principle sources of revenue is derived from marketing fees. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of marketing fees.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

The Company enters into arrangements with pooled investments (funds) or other managed accounts to distribute shares to investors. The Company may receive marketing fees paid by the fund up front, or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly. The Company has no outstanding receivables or liabilities from contracts with customers at January 1, 2018 or December 31, 2018.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company believes the impact of the ASU is minimal.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Related party transactions

Service Agreement

Pursuant to a service agreement, affiliates of the Company provide various services and other operating assistance to the Company. The agreements provide for professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliates, under this agreement, was approximately $2,249,000 for the year ended December 31, 2018. At December 31, 2018 the amount due to the affiliate for fees pursuant to the service agreement was approximately $182,000.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $80,000 for the year ended December 31, 2018. At December 31, 2018 approximately $10,000 was due to the affiliate for such services and is included in accounts payable and accrued in the statement of financial condition.

Major Customer

Management, performance and marketing fees earned from an affiliated customer accounted for 91% of the marketing fees earned in 2018 and 90% of the fees receivable at December 31, 2018.

3. Net capital requirement

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $1,278,000, which was approximately $1,219,000 in excess of its minimum requirement of approximately $59,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) however is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

5. Gain on sale of assets

In February of 2018 the Company and its affiliate closed on a transaction to sell certain exclusive marketing and placement agent rights (the "Assets") to an unrelated third party. The Assets sold represent the sale of approximately 76% of the revenues for the year ended December 31, 2017. The Company recognized the portion of the sale of assets on the date of sale that was not related variable uncertainties in the future. The Company does not believe it can overcome the constraint until the uncertainties are known. The uncertainties related to this transaction are for possible third party claims against the buyer.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

---

6. Income taxes

The Company recorded income tax expense of approximately $649,000 for the year ended December 31, 2018 in the accompanying financial statements for New York City UBT ("UBT"). As of December 31, 2018, the Company had a net payable of $605,227 included in liabilities on the accompanying statement of financial condition relative to current taxes.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

8. Subsequent events

The Company has evaluated subsequent events. In February 2019, the Company received an additional $2,433,900 related to the gain on sale of assets. The conditions for payment were met on February 2, 2019.

These financial statements were approved by management and available for issuance on February 14, 2019. Subsequent events have been evaluated through this date.